Portus Corporation

500 McLeod Trail East - #5178

Bellingham, Washington

March 31, 2014

VIA ELECTRONIC SUBMISSION

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:   Blaise Rhodes

Dear Sirs/Mesdames:

RE:

Portus Corporation (formerly, Dane Exploration Inc.) (the “Company”)

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Form 8-K Filed on February 14, 2014

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SEC Comment Letter Dated February 26, 2014

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SEC File No. 000-54854

Dear Sirs and Mesdames:

In connection with our responses to your comment letter dated February 26, 2014, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you require more information about the Company.

Very truly yours,

PORTUS CORPORATION

“G. Dale Murray, II”

G. Dale Murray, II

Chief Executive Officer